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www.dechert.com
_________________________________________

Stuart M. Strauss
Partner

stuart.strauss@dechert.com
+1 212 698 3529  Direct
+1 212 698 0452 Fax

December 21, 2017

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention: Keith Gregory, Division of Investment Management

Re:	The Saratoga Advantage Trust

(File No. 033-79708; 811-08542)

Dear Mr. Gregory:

Thank you for your telephonic comments regarding Post-Effective Amendment No. 91 to The Saratoga Advantage Trust’s (the “Trust” or the “Registrant”) registration statement on Form N-1A relating to five new portfolios of the Trust, the Conservative Balanced Allocation Portfolio, Moderately Conservative Balanced Allocation Portfolio, Moderate Balanced Allocation Portfolio, Moderately Aggressive Balanced Allocation Portfolio and Aggressive Balanced Allocation Portfolio (the “Portfolios”), filed with the Securities and Exchange Commission (the “Commission”) on October 12, 2017. The Trust has considered your comments and has authorized us to make the responses, changes and acknowledgements discussed below relating to the Trust’s registration statement on its behalf.

Below, we describe any necessary changes made to the registration statement in response to the Staff’s comments with respect to the Portfolios and provide responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in a Post-Effective Amendment to the Trust’s registration statement on Form N-1A, which will be filed via EDGAR (the “Amendment”).

general comments

Comment 1.	Please update all information and complete information that is missing or in brackets, and include ticker symbols on the cover page of the Prospectus and the Statement of Additional Information and on EDGAR, if needed.

Response 1. The disclosure has been revised accordingly.

December 21, 2017

Comment 2.	In accordance with Staff Legal Bulletin No. 19 and Section 7 of the Securities Act of 1933, as amended, please include a new legal opinion and legal consent with your 485(b) filing.

Response 2. We hereby confirm that we will include a legal opinion and legal consent with the 485(b) filing for these Portfolios.

Comment 3.	Please file all required exhibits with the next submission of the registration statement.

Response 3. We hereby confirm that we will file all required exhibits with the next submission of the registration statement.

Prospectus – All Portfolios

Comment 4.	Footnote 1 of each Portfolio’s “Fees and Expenses of the Portfolio” table describes certain reductions in the maximum sales charge for purchases of $50,000 or more and refers investors to a certain section of the Prospectus for more information. Please note that this disclosure and related disclosures should be described in the narrative under the caption “Fees and Expenses of the Portfolio.” Please review Instruction 1(b) to Item 3 of Form N-1A and include the required narrative disclosure. Accordingly, please delete footnote 1.

Response 4. The disclosure has been revised accordingly.

Comment 5.	With respect to footnote 6 of each Portfolio’s “Fees and Expenses of the Portfolio” table, please address the following: please disclose any type of fees or expenses excluded from the waiver (e.g., acquired fund fees and expenses, interest and tax expenses or brokerage commissions) as a numerical percentage for each share class.

Response 5. The disclosure has been revised accordingly.

Comment 6.	Pursuant to Instruction 3(e) to Item 3 of Form N-1A, please disclose who can terminate the management fee waiver during its period of existence and under what circumstances.

December 21, 2017

Response 6. The disclosure has been revised accordingly.

Comment 7.	If the Portfolio’s fee waiver or expense reimbursement arrangement is subject to recoupment, under the heading entitled “Fees and Expenses of the Portfolio,” footnote 6 for each Portfolio should also disclose the terms of the recoupment arrangement and disclose that recoupment is limited to three years from the date such amount was initially waived and/or reimbursed. In addition, in response to Item 10 of Form N-1A, the Portfolio should disclose either in the footnote, or earlier in the Prospectus, that it may only make repayments to the Manager if such repayments do not cause the Portfolio’s expense ratio (after the repayment is taken into account) to exceed both (1) the expense cap in place at the time such amounts were waived and (2) the Portfolio’s current expense cap.

Response 7. The Trust notes that since the filing of the Portfolios’ registration statement, the fee waiver has been changed from a voluntary fee waiver to a contractual fee waiver. Accordingly, the disclosure has been revised to reflect the terms of this arrangement.  The Trust believes that the revised disclosure in the fee waiver footnote to the fee table is responsive to the requirements of Instruction 3(e) of Item 3 and Item 10 of Form N-1A. The Trust supplementally confirms that any recapture of expenses pursuant to the fee waiver agreement will be in accordance with the 2009 Investment Companies Industry Developments Audit Risk Alert ARA-INV.73.

Comment 8.	As per Instruction 4(a) to Item 3 of Form N-1A, please include disclosure in the Example narrative indicating that the Example incorporates the fee waiver and/or expense limitation agreement for as long as it is expected to continue.

Response 8. The disclosure has been revised accordingly.

Comment 9.	Please supplementally explain why all the Portfolios have substantially identical principal investment strategies and principal risks. We would expect Portfolios with names that suggest different risk profiles would have different investment strategies and risks.

Response 9. We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate. Each Portfolio allocates its

December 21, 2017

assets among various asset classes differently as disclosed in the Prospectus, but each generally has the same risks.

Comment 10.	Please briefly disclose the principal types of equity, fixed income and alternative investments, in which each Portfolio will invest.

Response 10. The disclosure has been revised accordingly.

Comment 11.	In Item 4 you note that certain investments are non-principal investments of the Portfolios. The discussion of these investments and their related risk factors should be moved elsewhere in the Prospectus where you discuss additional strategies and/or risks or to the Statement of Additional Information. In that particular section, please disclose the types of exchange-traded products in which the Portfolios will invest.

Response 11. The disclosure has been revised accordingly.

Comment 12.	Please disclose any expected ranges of effective duration or dollar weighted maturity for the Portfolios in Item 9 in Fixed Income Risk. Please provide an example of duration. For instance, a duration of three means that a securities price would be expected to decrease by approximately 3% with a 1% increase in interest rates.

Response 12. The disclosure has been revised accordingly.

Comment 13.	The Portfolios’ principal risk disclosure includes medium and small capitalization risks. Please consider disclosing any expected market capitalization ranges regarding the Portfolios’ investment in such companies.

Response 13. We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate as the market capitalization ranges may change over time.

Comment 14.	The Portfolios’ principal risk disclosure includes currency risk and foreign securities risk: please disclose whether a Portfolio may invest in securities in foreign currencies and/or U.S. dollars

Response 14. The Portfolios will not directly invest in securities denominated in foreign currencies, but will be exposed to such risks to

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the extent they invest in an Underlying Fund that has exposure to securities denominated in foreign currencies.

Comment 15.	In the first sentence of the “Principal Investment Strategies” section, please delete the term “primarily,” as each Portfolio invests in underlying funds as part of its Principal Investment Strategy. Alternatively, supplementally explain why the term “primarily” is accurate.

Response 15. The disclosure has been revised accordingly.

Comment 16.	In the “Principal Investment Risks” section for each Portfolio, please delete any risk factor that is not a principal risk of a particular portfolio, and move the risk factor elsewhere in the Prospectus or to the Statement of Additional Information.

Response 16. The disclosure has been revised accordingly.

Comment 17.	For clarity, please consider grouping the principal risk factors of investing in a Portfolio separately from the risks that affect the underlying funds. In addition, where a risk factor affects both the Portfolio and the underlying funds, please indicate this fact.

Response 17. We respectfully acknowledge your comment; however, we believe that the current presentation of the disclosure is appropriate.

Comment 18.	Please include a risk factor relating to alternative investments, including specifying the type of such investments.

Response 18. The disclosure has been revised accordingly.

Comment 19.	Please revise the “Exchange-traded Funds Risk” to include disclosure stating exchange-traded funds may trade at a premium or discount, and may be subject to trading halts.

Response 19. The disclosure has been revised accordingly.

Comment 20.	Please delete “Other Risks,” as only principal risks should be disclosed in Items 4 and 9.

Response 20. The disclosure has been revised accordingly.

December 21, 2017

Comment 21.	In “Foreign Securities Risk” we note that you have a paragraph relating to emerging markets. Please consider including a separate risk factor for emerging markets, assuming the Portfolio will invest principally in emerging markets.

Response 21. The Trust acknowledges your comment; however, we respectfully submit that the current disclosure is appropriate.

Comment 22.	Please supplementally identify the broad-based securities index that each Portfolio intends to use.

Response 22. As the Portfolios have not completed at least one calendar year of operations, the Portfolios are not currently required to disclose their broad-based securities market index. We confirm that such information will be included in the Portfolios’ prospectus when required.

Comment 23.	Under the heading entitled “Portfolio Managers”, as per Item 5(b) of Form N-1A, please state the length of service to the Portfolio or the Manager of each portfolio manager.

Response 23. The disclosure has been revised accordingly.

Comment 24.	Under the heading entitled “Purchase and Sale of Portfolio Shares,” please disclose the minimum amount of subsequent investment for each share class of a Prospectus as per Item 6(a) of Form N-1A.

Response 24. The disclosure has been revised accordingly.

Comment 25.	Please re-caption the heading “Additional Information about Investment Strategies and Related Risks” to “Principal Investment Strategies and Principal Risks of Investing in the Portfolio” and ensure that only principal investment strategies and principal risks are disclosed in Item 9.

Response 25. The disclosure has been revised accordingly.

Comment 26.	Please create a section immediately following “Principal Investment Strategies” captioned “Principal Investment Risks,” and disclose all principal risks of the Portfolios under that caption. Please note that the Item 9 risk disclosure should contain a more detailed description of the principal risks that are summarized in Item 4.

December 21, 2017

Response 26. The disclosure has been revised accordingly.

Comment 27.	Please reconcile the risks listed in Item 4 as principal risks with the risk factors of the same name in Item 9 under “Additional Risk Information” after taking into account the Staff’s comments.

Response 27. The disclosure has been revised accordingly.

Comment 28.	In Item 9 you note that certain investments are non-principal investments of the Portfolios. The discussion of these investments and their related risk factors should be moved elsewhere in the Prospectus or Statement of Additional Information where you discuss additional strategies and/or risks. In that particular section, please disclose the types of exchange-traded products in which the Portfolios will invest.

Response 28. The disclosure has been revised accordingly.

Comment 29.	Under the heading captioned “Additional Information about Investment Strategies and Related Risks,” please delete or clarify the following sentence: The Portfolios are designed to provide exposure to various asset classes based on an investor’s risk tolerance and other factors as determined by each investor.

Response 29. The sentence has been revised as follows: “The Portfolios are designed to provide investors access to five distinct asset allocation strategies that vary in composition from more “conservative” strategies that typically have higher weightings in fixed income and money market instruments to more “aggressive” strategies that typically have higher weightings in equity and alternative instruments. The target allocations for each Portfolio are discussed in the “PORTFOLIO SUMMARY – Principal Investment Strategies” section with respect to each Portfolio above.”

Comment 30.	Under the “General Investment Policies of the Portfolio” section, please consider disclosing the amount of notice that will be given to Shareholders before a change in non-fundamental policies may be made.

Response 30. We acknowledge your comment; however, the Trust believes the current disclosure is adequate.

December 21, 2017

Comment 31.	Please rename the caption entitled “Additional Risk Information” to “Principal Risks” and move any non-principal risks of a Portfolio and the underlying funds disclosed here to a new section captioned “Additional Risk Information,” or language to such effect.

Response 31. The disclosure has been revised accordingly.

Comment 32.	In the “Management – Investment Manager” section, please disclose whether the exemptive order includes aggregate fee disclosure exemptive relief.

Response 32. The disclosure has been revised accordingly.

Comment 33.	In the “Management – Investment Manager – Portfolio Expenses” section, please include disclosure showing, as a percentage, both the voluntary expense cap and the contractual fee waiver for each class of each Portfolio.

Response 33. The disclosure has been revised accordingly. The Registrant notes that the voluntary fee waiver has been changed to a contractual fee waiver.

Comment 34.	In the “Shareholder Information – Purchase of Shares – Investment Advisory Programs” section, please clarify that the fees payable by the consulting programs are in addition to any fees and expenses that are imposed by the Portfolios.

Response 34. The disclosure has been revised accordingly.

Comment 35.	In the “Shareholder Information – Purchase of Shares – Continuous Offering” section, please disclose whether the $100 minimum subsequent investment applies to all account types through which shares may be held.

Response 35. The disclosure has been revised accordingly.

Comment 36.	Pursuant to Item 12(a)(5) of Form N-1A, please disclose whether the Portfolios make available, free of charge, on or through the Portfolios’ website, at a specified internet address, the information required by Items 12(a)(1) through 12(a)(4) and Item 23(a). If the Portfolios do not make such information available as required please disclose the reasons why the Portfolios do not do so.

December 21, 2017

Response 36. The disclosure has been revised accordingly. The information required in Item 12(a)(5) is included in each Portfolio’s prospectus, which will be available on the Trust’s website once the Portfolios are launched for investment.

Comment 37.	Under the section entitled “Shareholder Information – Class A Shares Sales Charge Waivers,” the disclosure indicates that the sales charge on purchases of Class A shares is waived for certain types of investors, including those described in bullets #2, #3 and #5. The disclosure indicates that these investors or accounts are clients of financial intermediaries that have arrangements with the Manager. Please note that as per Investment Management Guidance 2016-06, all variations in sales charges must be disclosed in the Prospectus or in an appendix to the Prospectus. Accordingly, please either specify each financial intermediary and disclose its arrangements with the Manager in the Prospectus or an appendix, or delete bullets #2, #3 and #5.

Response 37. We confirm that, to our knowledge, there are no intermediary-specific initial sales charge waiver arrangements with respect to Class A shares of the Portfolios. The referenced disclosure has been revised in response to this comment to more clearly reflect the availability of the existing initial sales charge waivers for Class A shares of the Portfolios.

Comment 38.	Under the section entitled “Shareholder Information – Class A Shares Sales Charge Waivers,” please supplementally explain the disclosure in bullet #7 as it relates to the requirement that the plan must be part of an omnibus account to receive the sales charge waiver. Please also supplementally explain why a plan participant would consult a financial adviser rather than a plan sponsor with respect to the waiver of the sales charge.

Response 38. The Trust respectfully submits that bullet #7 has been revised as follows, which is consistent with Rule 22d-1 of the Investment Company Act of 1940 (“1940 Act”) and relavant Staff guidance:

“Employer-sponsored retirement or benefit plans with total plan assets of at least $1 million where the plan’s investments in the Trust are part of an omnibus account. A minimum initial investment of $1 million in the Trust is required. The Manager in its sole discretion may waive these minimum dollar requirements.”

December 21, 2017

With respect to the second portion of the Staff’s comment, changes have been implemented to clarify the disclosure.

Comment 39.	Under the section entitled “Shareholder Information – Redemption of Shares,” as per Item 11(c)(7), please clarify the number of days in which a Portfolio typically expects to pay redemption proceeds to redeeming shareholders for all methods of payment. If the number of days differs by the method of payment, then disclose the number of days or estimated range of days that the Portfolio expects it will take to pay out redemption proceeds for each method used.

Response 39. The disclosure has been revised accordingly.

Comment 40.	As per Item 11(c)(8), please provide the methods that a Portfolio typically expects to use to meet redemption requests, and whether those methods are used regularly, or only in stressed market conditions. Additionally, please state whether the Portfolios have a line of credit facility or the ability to engage in interfund lending. If so, please disclose whether a Portfolio will generally use such lines of credit or interfund lending facilities to meet redemptions, or only if cash on hand or cash equivalents are not sufficient to meet redemptions or if sales of portfolio assets would disadvantage the Portfolio as a whole.

Response 40. The disclosure has been revised to include the following:

“Generally, all redemptions will be for cash. The Portfolios typically expect to satisfy redemption requests by selling portfolio assets or by using holdings of cash or cash equivalents. These methods may be used during both normal and stressed market conditions.”

Additionally, the current disclosure notes that a Portfolio may make a redemption in-kind for redemptions in excess of $250,000. The Portfolios do not have a line of credit facility and do not engage in interfund lending.

Comment 41.	In the “Shareholder Information – Redemption of Shares – Redemption-in-Kind” section, with respect to in-kind redemption, please include disclosure indicating whether redemptions in-kind will be pro-rata slices of the Portfolio’s portfolio, or individual securities or a representative basket of securities.

December 21, 2017

Response 41. The disclosure has been revised accordingly.

Comment 42.	Please supplementally explain the legal basis that permits you to show model performance in a registration statement.

Response 42. We believe that the presentation of model performance is consistent with positions taken in a number of SEC staff no-action letters.

In Growth Stock Outlook Trust, Inc., SEC No-Action Letter, (Apr. 15, 1986) (“Growth Stock Outlook”) the SEC staff allowed a closed-end investment company to include performance information of private client accounts in the closed-end investment company’s prospectus. The no-action relief required the following conditions be met: (i) the performance must be for all accounts of the adviser with substantially similar investment objectives, policies, and strategies; (ii) the relative sizes of the fund and the private accounts allowed them to be sufficiently comparable as to be relevant to a potential investor; (iii) the accompanying literature clearly states that the performance information therein is related to the adviser’s management of private accounts and is not indicative of future performance of the fund; and (iv) that this comparison be used only during the first year of the fund’s operations.

The position of Growth Stock Outlook was expanded in Nicholas Applegate Mutual Funds, SEC No-Action Letter, (Aug. 6, 1996) (“Nicholas Applegate”). In Nicholas Applegate, the staff allowed certain open-end funds to include the performance record of similarly managed private accounts that was achieved by the funds’ adviser to be used in those funds’ prospectuses for a period beyond one year. In reaching this conclusion, the staff noted that a registrant is not prohibited from including non-required information in its prospectus, and indeed that Form N-1A contemplates the inclusion of non-required information. Per Form N-1A, a registrant seeking to include non-required information may do so, but must ensure that the information is not misleading and does not obscure or impede required information. The staff concluded the non-required performance information complied with Section 34(b) of the 1940 Act, Section 206 of the Advisers Act and Form N-1A if it: (i) is updated at least annually; (ii) is given no greater prominence than the funds’ performance; (iii) discloses that the private account performance does not represent historical performance of the funds and is not

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indicative of future fund performance; and (iv) is not presented so as to mislead or otherwise obscure or impede the understanding of the information required in the prospectus.

The Trust is seeking to include the model performance of the asset allocation strategies on which the Portfolios are based. Since September 1, 1994, Saratoga Capital Management, LLC (the “Manager”) has maintained asset allocation models based on a number of different investment strategies. Five of those asset allocation models are the basis for the Portfolios discussed herein (each, a “Model”). The Models do not utilize back testing and have run continuously since September 1, 1994. Although not based on actual investment accounts, the Models reflect a history of investment modeling over the past twenty three years and take into account the fees and expenses, as well as the reinvestment of all income dividends and capital gains distributions, of the Class I Shares of the Trust’s Portfolios in which the models have been run since their inception. The Manager has advised us that all of Models have been constructed in a manner similar to the manner in which the Portfolios will be managed and the Portfolios’ prospectus clearly disclose this fact. The Manager has also advised that it maintains the books and records necessary to support the calculation of the performance represented by the Models.

The Models’ performance presentation is completely separate from, and less prominent than, the performance presentation for the each Portfolio itself, appearing in the back of the prospectus and under a distinct and separate bolded heading captioned “PERFORMANCE OF MODEL PORTFOLIO—[PORTFOLIO NAME].” Each Model’s performance includes the following disclosure: (i) the model performance is separate and distinct from its respective Portfolio; (ii) the model performance should not be considered a substitute for its respective Portfolio’s performance, nor is it indicative of the future returns for the Portfolio; (iii) the model performance is verified by a third party; (iv) the model performance is compared to an appropriate securities market benchmark that the Manager considers to be generally representative of the types of investments held by the Model; (v) the Model is not subject to certain limitations and restrictions imposed by the Internal Revenue Code; and (vi) investors should recognize that the Model, due to its nature as an asset allocation model, has certain limitations in reporting its performance. To the extent the Portfolios keeps this performance in the

December 21, 2017

prospectus beyond the first year of operations, the Trust acknowledges that it should update its performance annually.

As indicated above, the Model assumes investment, in accordance with the actual asset allocation and sector weightings of the Model, in Class I Shares of the applicable Saratoga Portfolios available at the time of investment. The Model performance reflects the actual performance of these Portfolios and not hypothetical back tested performance. Therefore, no subjective judgments with respect to such matters as the specific securities selected, timing of purchases and sales, execution prices and transaction costs needed to be made in calculating the performance of the Model. In view of the foregoing, the performance information respecting the Model in essence replicates the investment performance of an account which was invested in accordance with the Model’s weightings since September 1994.

Additionally, we note that the individuals who developed the Models and were exclusively responsible for running the performance of each Model are portfolio managers of the Manager and will be responsible for managing the Portfolios. The inclusion of such information will provide investors with more complete and accurate information about the Portfolios and their portfolio managers on which to base an investment decision. Including such information in the prospectus will appropriately inform investors that the Manager has experience managing the asset allocation strategy of the Portfolios, whereas excluding this information would deprive investors of this relevant information.

We believe the presentation of the Model performance is consistent with the principals underlying the positions in SEC staff no-action letters. We believe that the Model performance and associated disclosure is not misleading and does not obscure or impede the understanding of required information. Furthermore, we believe that the presentation of the Model performance allows the Portfolios to provide full and fair disclosure to its potential investors by demonstrating the relevant investment decisions of those persons who will be responsible for the portfolio management of the Portfolios. For the foregoing reasons, the Trust respectfully submits that the Model performance is consistent with staff no-action letters.

prospectus – moderate balanced allocation portfolio, moderately aggressive balanced allocation portfolio and aggressive balanced allocation portfolio

December 21, 2017

Comment 43.	The Portfolios’ “Principal Investment Strategy” disclosure indicates that they may invest in certain equity sectors in the future and includes sector concentration risk. Please disclose any expected equity sectors in which these Portfolios may invest in the “Principal Investment Strategies” section. In addition, the risk factor refers to sectors that may be subject to government regulation. Please specifically identify these sectors in the risk factor.

Response 43. The disclosure has been revised accordingly.

Statement of Additional Information

Comment 44.	If a Portfolio will sell (write) credit default swaps, please supplementally confirm that the Portfolio will segregate the full notional amount to cover the obligation of the credit default swap.

Response 44. The Portfolios do not currently plan to sell (write) credit default swaps. To the extent a Portfolio intends to do so in the future, the Portfolio will cover the full notional amount of each credit default swap agreement pursuant to which protection is sold.

Comment 45.	Please update disclosure in the Statement of Additional Information responsive to Items 17 through 20 of Form N-1A to reflect those dates, specified by the Form N-1A instructions to refer specifically to calendar years and fiscal years.

Response 45. The disclosure has been revised accordingly.

December 21, 2017

Comment 46.	In the section entitled “Investment Restrictions—Fundamental Investment Restrictions,” please include narrative disclosure to clarify that a Portfolio will consider the investments of its underlying investment companies when determining the Portfolio’s compliance with its concentration policies.

Response 46. The Trust is not aware of a requirement to consider the concentration policies of an underlying investment company in which a Portfolio invests for purposes of determining the Portfolio’s compliance with its concentration policy. To the extent that the Trust determines that a Portfolio’s investments in an underlying investment company exposes a Portfolio to a material risk, including significant exposure to a particular industry or group of industries, the Trust would include appropriate risk disclosure in the Portfolio’s registration statement.

Comment 47.	In the section entitled “Trustees and Officers – Compensation,” please update the date from December 31, 2013 to December 31, 2017.

Response 47. The disclosure has been revised accordingly.

Comment 48.	In the section entitled “Management and Other Services,” please disclose the information required by Item 19(a) with respect to the control of the Manager and its affiliated parties, if applicable. With respect to the distributor, please disclose the information required by Items 19(b) and 25(a).

Response 48. The disclosure has been revised accordingly.

Comment 49.	In the section entitled “Management and Other Services,” please include contractual fee arrangements with any sub-adviser, if required by your exemptive order.

Response 49. Pursuant to the Order, the Manager is not required to disclose its contractual fee arrangements with any sub-adviser. The disclosure has been revised to reflect the conditions of the Order.

Comment 50.	In the “Management and Other Services – Portfolio Managers – Compensation” section, please revise the disclosure as per the requirements of Item 20(b).

Response 50. The disclosure has been revised to state:

December 21, 2017

“Saratoga’s portfolio managers are paid a base salary and bonus, which are both at the sole discretion of Saratoga’s managing director.”

Comment 51.	In the section entitled “Management and Other Services – Portfolio Managers – Plans of Distribution,” please revise the disclosure as per the requirements of Item 19(g).

Response 51. The disclosure has been revised accordingly.

Part C

Comment 52.	Please revise the Part C to only include exhibits relating to this particular registration statement.

Response 52. The disclosure has been revised accordingly.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3529 (tel) or (212) 698-0453 (fax). Thank you.

Best regards,

/s/ Stuart M. Strauss

Stuart M. Strauss